

August 30, 2022

Rom Papadopoulos
Chief Financial Officer
Viveon Health Acquisition Corp.
c/o Gibson, Deal & Fletcher, PC
Spalding Exchange
3953 Holcomb Bridge Road, Suite 200
Norcross, GA 30092

> **Re: Viveon Health Acquisition Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 31, 2022**
> **Form 10-Q for the Quarterly Period Ended June 30, 2022**
> **Filed August 19, 2022**
> **File No. 001-39827**

Dear Mr. Papadopoulos:

We have reviewed your August 24, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 29, 2022 letter.

Form 10-Q for the Quarterly Period Ended June 30, 2022

Exhibits 31.1 and 31.2, page 35

1. Please amend your Form 10-Q as of March 31 and June 30, 2022 to provide the corrected wording in Exhibits 31.1 and 31.2 as done in your Amendment no. 1 to Form 10-K. We reissue our prior comment.

   You may contact Gary Newberry at (202) 551-3761 or Daniel Gordon, Senior Advisor, at (202) 551-3486 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences